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Exhibit 12

Aquila, Inc.
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Twelve Months Ended March 31, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
Income (loss) from continuing operations before income taxes	$(525.3)	$(492.3)	$(1,919.7)	$348.5	$288.0	$196.7
Add (Subtract):
Equity in earnings of investments	(47.1)	(69.6)	(166.9)	(119.3)	(159.8)	(68.9)
Dividends and fees from investments	26.5	48.6	87.9	55.5	74.4	33.9
Minority interest in income of subsidiaries	—	—	(7.8)	20.1	1.4	11.5
Total interest expense	305.0	296.9	255.2	223.1	215.0	185.3
Interest capitalized	—	—	(1.3)	(1.9)	—	—
Portion of rents representative of an interest factor	19.8	20.5	22.3	16.5	13.9	14.0

Income (loss), as adjusted	$(221.1)	$(195.9)	$(1,730.3)	$542.4	$432.9	$372.5

Fixed Charges:
Interest on long-term debt	$279.9	$278.0	$238.9	$210.9	$197.1	$176.0
Interest on short-term debt	25.1	18.9	16.3	12.2	17.9	9.3
Portion of rents representative of an interest factor	19.8	20.5	22.3	16.5	13.9	14.0

Fixed charges	$324.8	$317.4	$277.5	$239.6	$228.9	$199.3

Ratio of Earnings to Fixed Charges	— (a)	— (a)	— (a)	2.26	1.89	1.87

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $545.9 million for the twelve months ended March 31, 2004, and $513.3 million and $2,007.8 million for the years ended December 31, 2003 and 2002, respectively.

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  Exhibit 12
Aquila, Inc. Ratio of Earnings to Fixed Charges (Dollars in Millions)